

SECU[illegible] [illegible]SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50317

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sunstate Equity Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10012 North Dale Mabry Suite 100
(No. and Street)

Tampa (City) Florida (State) 33618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Kelly (813) 961-4649
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. E. Owens & Company, PA
(Name – *if individual, state last, first, middle name*)

2731 Silver Star Road (Address) Orlando (City) Florida (State) 32808 (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2005
WASH. D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunstate Equity Trading, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public


TERRY KING
MY COMMISSION # DD 124820
EXPIRES: September 24, 2006
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x o Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNSTATE EQUITY TRADING, INC.

Financial Statements
and
Independent Auditor's Report
December 31, 2004

Table of Contents

J. E. OWENS & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Sunstate Equity Trading, Inc
Tampa, Florida

We have audited the accompanying balance sheet of Sunstate Equity Trading, Inc., as of December 31, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Sunstate Equity Trading, Inc at December 31, 2004 and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. E. Owens & Company, P.A.

Orlando, Florida
February 24, 2005

2731 Silver Star Road, Suite 100 Orlando, FL 32808-3935 (407) 293-2654 Fax (407) 295-0421

SUNSTATE EQUITY TRADING, INC.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash	$ 739,295
Receivables from correspondent clearing broker	6,453
Securities owned, at market value	185,788
Property and equipment, at cost, net of accumulated depreciation of $18,131	3,598
Other assets	58,638
TOTAL ASSETS	$ 993,772

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 126,388
TOTAL LIABILITIES	126,388

STOCKHOLDER'S EQUITY

Common stock, $0.00 par value, $1.00 stated value, 1,000 shares authorize, issued and outstanding	1,000
Additional paid in capital	141,600
Retained earnings	724,784
TOTAL STOCKHOLDER'S EQUITY	867,384
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 993,772

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

SUNSTATE EQUITY TRADING, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions	$ 3,876,250
Trading gains (losses)	(13,306)
Interest and dividend income	7,093
TOTAL REVENUES	3,870,037
EXPENSES	
Employee compensation, benefits & commissions	2,456,188
Clearing fees	1,044,843
Communications and data processing	102,840
Occupancy	17,512
Interest	647
Depreciation	2,445
Other expenses	298,017
TOTAL EXPENSES	3,922,492
NET INCOME (LOSS)	$ (52,455)

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

SUNSTATE EQUITY TRADING, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTALS
BALANCE, DECEMBER 31, 2003	1,000	$ 1,000	$ 141,600	$ 1,186,839	$ 1,329,439
Less: Net Loss For The Year				(52,455)	(52,455)
Distributions				(409,600)	(409,600)
BALANCE, DECEMBER 31, 2004	1,000	$ 1,000	$ 141,600	$ 724,784	$ 867,384

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

SUNSTATE EQUITY TRADING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (52,455)
Adjustments to reconcile net loss to cash provided by operating activities:	
Depreciation	2,445
Decrease (increase) in assets:	
Deposit with correspondent clearing broker	37,520
Receivable from correspondent clearing broker	223,298
Securities owned, at market value	20,395
Other assets	(47,588)
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	58,411
Commissions payable	(85,605)
Payable to correspondent clearing broker	(98,271)
Securities sold, not yet purchased	(33,567)
Net cash provided (used) by operating activities	24,583
CASH FLOWS FROM FINANCING ACTIVITIES	
None	----
Net cash provided (used) in financing activities	----
CASH FLOWS FROM INVESTING ACTIVITIES	
Distributions to stockholder	(409,600)
Net cash provided (used) in investing activities	(409,600)
NET INCREASE IN CASH	(385,017)
CASH, BEGINNING OF PERIOD	1,124,312
CASH, END OF PERIOD	$ 739,295

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

SUNSTATE EQUITY TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sunstate Equity Trading, Inc., (the "Company") a Florida corporation in 1997, is an online discount broker that provides unsolicited market access in offices throughout the country. The Company clears securities transactions through a correspondent broker on a fully disclosed basis. The correspondent broker performs all operations for the securities transactions and pays the Company a commission. The Company provides services in numerous states; however, the majority of the services are performed in Florida.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on the settlement date and are stated at market value. The change in unrealized gains or losses on these securities is added or charged to earnings.

Depreciation

Property and equipment are recorded at cost. Depreciation is provided using the Modified Accelerated Cost Recovery System (MACRS). The results, obtained from the use of these methods, do not differ materially from the depreciation methods required by generally accepted accounting principles.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the Company's books and records, and any resulting gain or loss is recognized in income for the period.

The cost of maintenance and repairs is charged to income as incurred and significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterments.

Income Taxes

The Company elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on the Company's taxable income.

SUNSTATE EQUITY TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net Capital Requirements

Pursuant to the capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital amount. The minimum net capital requirement for the current year is $100,000. The net capital rules may effectively restrict distributions and repayment of subordinated loans.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission revenues and related clearing expenses are recorded on a settlement date basis.

Advertising Costs

The Company expenses the costs of advertising the first time the advertising takes place.

NOTE B – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Money Market funds	$ 185,788	$ -----
Corporate stocks	-----	-----
Total	$ 185,788	$ -----

SUNSTATE EQUITY TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004, consists of the following:

Furniture	$ 2,900
Equipment	18,829
Less: accumulated depreciation	(18,131)
	$ 3,598

NOTE D – COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease. The lease which began in November 1999, was renewed effective August 1, 2003 for an additional four year term that expires on October 31, 2007. Future minimum lease payments required under the lease are, as follows:

Fiscal Year Ended December 31,	Amount
2005	$ 14,108
2006	14,179
2007	12,113
	$ 40,400

NOTE E – CONCENTRATION OF CREDIT RISK

The Company maintains is cash balances at Bank of America, N.A. The accounts at this institution are secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2004, the Company's cash balances exceeded the federal depository insurance limit by $ 639,295.

In addition, the Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUNSTATE EQUITY TRADING, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2004

NET CAPITAL	
Total stockholder's equity	$ 867,384
Fidelity bond	(339,920)
Nonallowable assets	(63,307)
Haircuts on securities owned and securities sold not yet purchased	(18,740)
NET CAPITAL	$ 445,417
AGGREGATE INDEBTEDNESS	
Liabilities	$ 126,390
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	$ 8,425
NET CAPITAL REQUIREMENT	$ 100,000
EXCESS NET CAPITAL	$ 345,417
AGGREGATE INDEBTEDNESS TO NET CAPITAL	.28 to 1.00

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

SUNSTATE EQUITY TRADING, INC.
RECONCILATION OF NET CAPITAL PURSUANT TO RULE 17a5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2004

RECONCILATION WITH THE COMPANY'S COMPUTATION

Net capital, as reported on the Company's Part II (unaudited) FOCUS report:	$	445,416
Rounding difference		1
Net capital	$	445,417

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

J. E. OWENS & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Sunstate Equity Trading, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Sunstate Equity Trading, Inc., (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to

2731 SILVER STAR ROAD, SUITE 100 ORLANDO, FL 32808-3935 (407) 293-2654 FAX (407) 295-0421

in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

* * * * *

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Orlando, Florida
February 24, 2005